Filed by Nuance Communications, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Nuance Communications, Inc.

Commission File No. of Subject Company: 000-30203

On May 9, 2005, Charles W. Berger, Chief Executive Officer of Nuance Communications, Inc. sent the following message by electronic mail to the employees of Nuance Communications, Inc.:

In a few minutes, I would have been on our quarterly results call. Instead, I will be joining Paul Ricci on a call to announce combining our companies to form a new, stronger company. The resulting company will be called Nuance.

The combined company will bring together great talent, resources, and IP. It will offer the broadest array of speech technologies, combining both companies’ strengths in network speech, including call center and directory assistance applications, ScanSoft’s embedded technologies for cell phones and automobiles, and products for dictation, especially health care dictation. Through this merging of assets, we will be well positioned to compete and grow in the face of a rush to this market by some of the largest and most powerful technology companies in the World, i.e. IBM and Microsoft. More importantly, Paul and I have agreed that by combining our companies, we will also be in the best position to advance, the still early stage speech industry, into stronger growth and maturity.

This is a business combination in every sense. Nuance shareholders will receive $2.20 in cash and 0.77 shares of ScanSoft stock in exchange for each of their Nuance shares. Nuance options with a strike price of $10.00 or below will be converted into ScanSoft options. There is serious and earnest intent to carry forward a significant amount of the Nuance technology and staff, across functions. Paul Ricci will be the CEO of the combined company. My ongoing operating role has yet to be determined by Paul and myself; however, I will be on the Board of Directors of the combined company as will one other Nuance Board member. I will also be heavily involved in the transition and integration of the companies. My commitment to you is to insure all that can be done, is done, to create long term success for all of you, our shareholders and our customers.

You all know my preference for contact sports. I love competition and playing to win. Along the way, I managed to coin a few phrases to raise all of our competitive spirits. At least one has become recognized across the industry, at least one lives in infamy in certain corridors of Nuance…and all of which now have to be set aside. If I may stretch the sports analogy a little further, this is not the end of the game, where one team lost and another one won. Rather, it’s the two best teams in one league combining to prepare themselves to compete at the next level. Two college teams, preparing to play against the pros…the pros with names like Microsoft, IBM and now Cisco. If it is not clear that the pros are after our space, witness the recent IBM – Cisco announcement. As if one of them alone is not formidable enough, they are partnering to deliver self-service speech based solutions!

If you came here because you have a passion for speech technology, I promise that you will still be working on the best speech technology on the planet with far more resources and ability to make quantum moves forward.

If you came here to build a great company, the results ScanSoft will announce for their March quarter, combined with ours and the critical mass that the combination of our businesses will create, will result in the creation of a great speech company.

If you came here to continue to build a career, there will be far more opportunities to grow in a larger, more diverse company, not to mention the lessons that will be learned as we integrate the two companies.

I know each of you will quickly ask, “how does this affect me personally?” For the moment let me assure you of a few things:

1)	A great many of you will have an opportunity to continue with the combined company.

2)	For those, who don’t continue, we will be offering meaningful retention programs, severance packages, and transition support to insure that you are rewarded for past and ongoing service to Nuance and have the financial support you need to transition to a new opportunity.

3)	We will work to let everyone know what their ongoing role will be as fast as possible.

If all goes well, we expect to close the merger late August or early September. This is dependent on numerous regulatory hurdles we must clear, which could delay the close to a later date. In the meantime, we must operate our business as an independent company and focus even more energy on meeting our business plan and objectives.

Over the next few days, we will be providing more details on the merger, the impact on employees, and the schedule. Please arrange your schedules to attend the meetings we will be having throughout the week.

This company and each individual in this company have always been known for doing the right thing and doing it in the best way possible. Combining these companies is the right thing to do. Now we must show, that like everything else Nuance has done, we will do this in the best way possible.

Chuck

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

ScanSoft plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction and ScanSoft and Nuance plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about ScanSoft, Nuance, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by ScanSoft and Nuance through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from ScanSoft by contacting ScanSoft Investor Relations at (978) 977-2000 or from Nuance by contacting Nuance Investor Relations at (650) 847-0000.

ScanSoft and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ScanSoft and Nuance in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in ScanSoft’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on January 28, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from ScanSoft by contacting ScanSoft Investor Relations at (978) 977-2000.

Nuance and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of ScanSoft and Nuance in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Nuance’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on May 2, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from Nuance by contacting Nuance Investor Relations at (650) 847-0000.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between ScanSoft and Nuance, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company, future expectations regarding the assets of the combined company, the growth of the speech industry and the demand for speech solutions, the future composition of the board of directors of the combined company, and any other statements about ScanSoft or Nuance managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transaction; the ability to successfully integrate operations and employees; the failure to retain customers; and the other factors described in ScanSoft’s Annual Report on Form 10-K for the year ended September 30, 2004 and Nuance’s Annual Report on Form 10-K for the year ended December 31, 2004 and their most recent quarterly reports filed with the SEC. ScanSoft and Nuance disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.